
09011927

ORIGINAL

# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

SEC
Mail Processing
Section

JUN 29 2009

Washington, DC
120

## FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

**Commission file number: 001-31565**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**New York Community Bancorp, Inc. Employee Savings Plan**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**New York Community Bancorp, Inc.**
**615 Merrick Avenue**
**Westbury, NY 11590**

## REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The New York Community Bancorp, Inc. Employee Savings Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's financials will be filed by amendment.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009

**New York Community Bancorp, Inc.**
**Employee Savings Plan**

By: Bernard A. Terlizzi

Bernard A. Terlizzi
Plan Administrator